SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                          Amendment No. 1*

                          Multimedia, Inc.
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
            -------------------------------------------
                  (Title of Class and Securities)

                             62545K107
             --------------------------------------------
               (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                  (Continued on following page(s))





CUSIP No. 62545K107                                         13G
- -------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
- -------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
- -------------------------------------------------------------------
(3)  SEC USE ONLY
- -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
- -------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    2,270,000 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                   :     1,403,400 shares (Shared)
                                           139,600 shares (No Vote)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :    2,395,600 shares
                                   --------------------------------
                                   :(8)  SHARED OR NO DISPOSITIVE
                                         POWER
                                   :     1,403,400 shares (Shared)
                                            14,000 shares (None)
- -------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
        3,813,000 shares
- -------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      10.1%
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
- -------------------------------------------------------------------










Introduction.

This Amendment No. 1 to the Schedule 13G of Southeastern Asset Management, Inc. ("Southeastern") relating to the common stock (the "Securities") of Multimedia, Inc. (the "Issuer"), is being filed to provide updated information with respect to the holdings of the Securities by Southeastern's clients as of February 28, 1995. As a result, page 2 of Schedule 13G and Item 4 are hereby being amended. Except for these specific amendments, the information contained in the original filing on Schedule 13G remains unchanged, and is incorporated herein by reference.

Item 4. Ownership:

     (a). Amount Beneficially Owned:
          3,813,000 shares

     (b). Percent of Class:
           10.1%

          Above percentage is based on 37,581,928 shares of Common Stock outstanding at 9/30/94, as reported in the Issuer's Form 10-Q for the quarter ended 9/30/94.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                  2,270,000 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 1,403,400 shares. Securities owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 No Power to Vote - 139,600

          (iii). sole power to dispose or to direct the disposition of:

                  2,395,600 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 1,403,400 shares. Securities owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 No power to direct disposition - 14,000 shares

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 1995

Southeastern Asset                O. Mason Hawkins, Individually
Management, Inc.

By /s/ Charles D. Reaves          /s/ O. Mason Hawkins
- ------------------------          ----------------------
Charles D. Reaves                 O. Mason Hawkins
Vice President and
General Counsel

                       Joint Filing Agreement


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 8th day of March, 1995.

Southeastern Asset                O. Mason Hawkins, Individually
Management, Inc.

By /s/ Charles D. Reaves          /s/ O. Mason Hawkins
- -------------------------         -------------------------------
Charles D. Reaves                  O. Mason Hawkins
Vice President and
General Counsel